News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 15, 2023

Seabridge Gold Files First Quarter Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Interim Financial Statements and Management's Discussion and Analysis for the three month period ended March 31, 2023 on SEDAR (www.sedar.com). These statements are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports.

On May 2, 2023 Seabridge published its 2022 Annual Report to Shareholders entitled "Substantially Started" which refers to the physical improvements at the KSM site designed to extend its Environmental Assessment Certificate for the life of project. The 2022 Annual Report is available on our website at https://www.seabridgegold.com/investors/financial-reports.

On May 11, 2023 Seabridge announced that its wholly-owned subsidiary, KSM Mining ULC ("KSMCo"), has agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. ("Sprott") pays KSMCo US$150 million (approximately C$200 million at the current exchange rate) and KSMCo grants Sprott a 1.2% net smelter royalty on its 100% owned KSM project located in northern British Columbia, Canada. The proceeds will be used to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government. Closing of the transaction is subject to customary conditions including settling final documentation and obtaining all necessary third-party consents and regulatory approvals. Please see News Release.

Chairman and CEO Rudi Fronk said "this is going to be a very busy and productive year as we move forward with site infrastructure at KSM and exploration drilling at three promising projects in Canada and the U.S."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com

This news release includes certain forward-looking statements or forward-looking information (together "FLS"). All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) completion of the Royalty Agreement with Sprott on the terms described; and (ii) the funds being raised being sufficient to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government and the timing of achieving such designation, are FLS that involve various risks and uncertainties. There can be no assurance that such FLS will prove to be accurate and actual results and future events could differ materially from those anticipated in such FLS.

Important factors that could cause actual results to differ materially from the Seabridge's plans or expectations include unexpected delays in construction activities, including difficult site conditions, unusual weather or pandemic-related shutdowns or worker shortages at the Project, inflation in costs impacting KSMCo's ability to complete work necessary to achieve 'substantially started' with the funds raised and availability of additional capital and financing, if needed, general economic, market or business conditions, timeliness of approval of a "substantially started' designation and other risks detailed herein and from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com